Exhibit 99.1

Brookfield Residential Properties Inc.

Investors, analysts and other interested parties can access Brookfield Residential’s 2011 Second Quarter Results as well as the Shareholders’ Letter, and Supplemental Information on Brookfield Residential’s website under the Investors /Financial Reports section at www.brookfieldrp.com.

The 2011 Second Quarter Results conference call can be accessed via webcast on August 4, 2011 at 11 a.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed until September 4, 2011 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2011 SECOND QUARTER RESULTS

Calgary, Alberta, August 3, 2011 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results for the quarter ended June 30, 2011:

(US$ millions, except per unit activity)	Three Months Ended June 30		Six Months Ended June 30
Operating Data	2011	2010	2011	2010
Lot closings (units)	1,008	647	1,601	1,205
Average land selling price (per lot equivalent)	$146,000	$151,000	$152,000	$129,000
Home closings (units)	240	480	460	704
Average home selling price (per unit)	$369,000	$365,000	$374,000	$367,000
Net new home orders (units)	455	374	837	842
Backlog of homes (units at end of period)	733	813	733	813

For the six months ended June 30, 2011, the financial results reflected continued strength in the Canadian markets while challenges remained in the U.S. markets. Land revenues for the six months ended June 30, 2011 increased 56% due to an increase in average lot selling prices and the non-recurring land margins from the change in business practice for lot sales in Alberta. Home closings and housing revenue for the six months ended June 30, 2011 declined by approximately 34% in comparison to the same period last year. The decline in home closings is largely a result of the reduced backlog entering 2011 and the slow U.S. spring selling season.

Results of Operations	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2011	2010	2011	2010
Total revenue	$236	$273	$416	$415
Land revenue	147	98	244	156
Housing revenue	89	175	172	259
Gross margin - $	55	80	110	121
Gross margin - %	23%	29%	26%	29%
Income before income taxes	26	57	52	78
Income tax expense	(7)	(18)	(91)	(22)
Net income/(loss) attributable to Brookfield Residential	19	39	(38)	57
Basic earnings/(loss) per share	$0.19	$0.34	$(0.37)	$0.46
Diluted earnings/(loss) per share	$0.19	$0.34	$(0.37)	$0.46

Operating and Financial Highlights

For the six months ended June 30, 2011, revenue totaled $416 million compared to $415 million for the same period in 2010. For the three months ended June 30, 2011, revenue totaled $236 million, compared to $273 million for the same period of 2010. Fewer home closings resulted in the decrease in revenue during the second quarter of 2011, partially offset by an increase in lot sales.

Included in net income for the six months on an after-tax basis is approximately $30 million and for the three months approximately $11 million, reflecting the change in business practice on lots sales in Alberta, which was offset by a decrease in revenue from home closings.  Title transfers in Alberta are now recorded at the time of sale of a lot, and not on the ultimate sale to a homebuyer. An after-tax non-recurring land margin of approximately $38 million is forecast for the 2011 fiscal year.

Brookfield Residential’s net income for the three months ended June 30, 2011 totaled $19 million or $0.19 per share, compared to net income of $39 million or $0.34 per share for the three months ended June 30, 2010. The decrease is primarily a result of lower gross margin for the quarter and the increase in interest expense with the addition of the notes that were issued in connection with the merger and contribution transaction payable to Brookfield Office Properties.

Net loss for the six months ended June 30, 2011 was $38 million or $0.37 per share, compared to net income of $57 million or $0.46 per share for the six months ended June 30, 2010, primarily reflecting increased interest expense of $14 million, and the income tax valuation allowance of $76 million.

Recent Developments and Outlook

During the quarter, Brookfield Office Properties Inc.’s rights offering closed, which enabled holders of the rights to purchase its shares of Brookfield Residential at a price of US$10 per share. Shareholders other than Brookfield Asset Management Inc. purchased 18,174,728 shares of Brookfield Residential in the rights offering, for total consideration of approximately US$182 million. At June 30, 2011, Brookfield Asset Management Inc. owned 72.5 million shares of Brookfield Residential, or approximately 71%.

“We completed our first quarter operating under the Brookfield Residential Properties’ brand. While the U.S. housing market remains challenging, we continue to perform well in our Canadian operations and are optimistic about our performance for the remainder of 2011,” commented Alan Norris, CEO of Brookfield Residential. “In light of current market conditions, we believe the successful completion of the rights offering and the take-up of $182 million of our shares by shareholders other than Brookfield Asset Management, to be very positive. Our goal is to continue to strengthen our balance sheet, add value to our lot inventory through entitling or advancing entitlements, and increase the lots controlled in certain strategic market areas.”

Additional Information

Brookfield Residential comprises the assets formerly owned by Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation. As these entities were deemed to be under common control, the 2010 comparative information has been presented based on the combined financial results of these entities. Brookfield Residential currently sells from 23 active land communities and 35 active housing communities. A summary by region of lots owned or controlled has been included in the Supplemental Information.

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended June 30, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our interim financial statements for the three and six months ended June 30, 2011, which have been prepared using the standards and interpretations currently issued under U.S. Generally Accepted Accounting Principles. The amounts have not been audited or subject to review by our external auditor.

2 |  Brookfield Residential Properties Inc. – 2011 Q2 Results

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports will be filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook and growth plans including acquisitions and lots controlled, and those statements preceded by, followed by, or that include the words “believe”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

3 |  Brookfield Residential Properties Inc. – 2011 Q2 Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended June 30		Six Months Ended June 30
(US$ thousands, except per share amounts) (unaudited)	2011	2010	2011	2010

Revenue
Land	$146,902	$97,966	$243,481	$155,943
Housing	88,640	175,159	172,191	258,584
	235,542	273,125	415,672	414,527
Direct cost of sales
Land	(104,204)	(52,046)	(157,310)	(81,556)
Housing	(76,498)	(141,355)	(148,253)	(211,753)
	54,840	79,724	110,109	121,218
Selling, general and administrative expense	(19,237)	(25,596)	(45,594)	(48,758)
Equity in earnings from unconsolidated entities	3,022	(743)	3,941	(61)
Depreciation	(886)	(731)	(1,872)	(1,620)
Interest expense	(10,886)	-	(14,166)	-
Other (expense) / income	(650)	4,600	(276)	6,939
Income before income taxes	26,203	57,254	52,142	77,718
Income tax expense	(7,366)	(17,908)	(91,071)	(21,901)
Net income / (loss)	18,837	39,346	(38,929)	55,817
Net income / (loss) attributable to non-controlling interest and other interests in consolidated subsidiaries	(430)	130	(1,213)	(1,146)
Net income / (loss) attributable to Brookfield Residential	$19,267	$39,216	$(37,716)	$56,963

Foreign currency translation	284	(35,566)	13,651	(9,021)
Comprehensive income / (loss) attributable to Brookfield Residential	$19,551	$3,650	$(24,065)	$47,942

Earnings / (loss) per common share attributable to Brookfield Residential
Basic	$0.19	$0.34	$(0.37)	$0.46
Diluted	$0.19	$0.34	$(0.37)	$0.46

Weighted average common shares outstanding (in thousands)
Basic	101,187	101,343	101,187	101,343
Diluted	101,356	101,540	101,187	101,540

4 |  Brookfield Residential Properties Inc. – 2011 Q2 Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets

	As at
(US$ thousands) (unaudited)	June 30, 2011	March 31, 2011	December 31, 2010

Assets
Land and housing inventory	$2,192,157	$2,186,416	$2,193,947
Investments in unconsolidated entities	136,585	130,906	137,203
Receivables and other assets	233,963	204,844	217,972
Restricted cash	18,048	20,629	7,366
Cash	2,165	12,245	4,345
Deferred income tax assets	-	-	75,225
	$2,582,918	$2,555,040	$2,636,058

Liabilities and Equity
Project specific and other financings	$873,797	$845,503	$1,025,339
Notes payable	498,235	494,539	-
Total financings	1,372,032	1,340,042	1,025,339
Deferred income tax liabilities	13,609	7,108	-
Accounts payable and other liabilities	234,210	244,407	288,456
Total liabilities	1,619,851	1,591,557	1,313,795
Other interests in consolidated subsidiaries	34,117	36,269	42,461
Total equity	928,950	927,214	1,279,802
	$2,582,918	$2,555,040	$2,636,058

5 |  Brookfield Residential Properties Inc. – 2011 Q2 Results